Exhibit 99.1

Vermilion Energy Inc. Announces Year End 2010 Operating and Financial Results

CALGARY, Alberta--(BUSINESS WIRE)--February 28, 2011--Vermilion Energy Inc. (“Vermilion” or the “Company”) (TSX – VET) is pleased to report operating and unaudited financial results for the three and twelve months ended December 31, 2010. Financial data contained within this document are reported in Canadian dollars, unless otherwise stated.

2010 Highlights

  Exceeded full year guidance with average production of 32,132 boe/d in 2010, compared to 31,395 boe/d in 2009. Fourth quarter 2010 production averaged 35,302 boe/d compared to 30,016 boe/d in the fourth quarter of 2009 and to 31,298 boe/d in the third quarter of 2010. The sharp increase in fourth quarter 2010 production was attributable to the strong performance of three new wells drilled in Australia and ongoing additions from the Cardium light oil program in Canada.
  Generated fund flows from operations for the fourth quarter of 2010 of $100.2 million ($1.14 per share), as compared to $94.5 million ($1.07 per share) in the third quarter of 2010. Increased revenues were partially offset by a $10 million ($0.11 per share) increase in cash taxes, including a one-time adjustment related to the elimination of a tax incentive program in France. Full year fund flows from operations in 2010 totalled $363.5 million, a 14.6% increase over $317.2 million in 2009, due primarily to higher oil prices realized in 2010.
  Significantly expanded Vermilion’s position in the Cardium light oil play in Western Canada and commenced the long-term development of these assets. Vermilion increased its land holdings in the Cardium play during 2010 to approximately 98,000 net acres including over 75,000 net acres (120 sections) of premium quality lands. Vermilion participated in the drilling of 28 Cardium wells in 2010 including 15 operated wells, and continues to improve and refine drilling and completion methods with the goal of minimizing costs while optimizing well performance and reserve recoveries from this significant resource.
  Completed and tied-in two development wells drilled in the Netherlands in 2009 at a combined rate of approximately 2,500 boe/d. Two exploration wells drilled in the same program will be placed on production by mid-2011 at an expected combined rate of 2,000 boe/d.
  Successfully drilled and completed a three-well program in Australia adding significant near-term production and providing technical support to Vermilion’s goal of increasing the sustainable level of production from the Wandoo Field to approximately 9,000 boe/d. The three wells were put on production at restricted flow rates to avoid water coning and to maximize the long term performance of the wells and the reservoir.
  Initiated appraisal of the Lias shale oil resource in the Paris Basin in France, which included the recompletion and testing of two vertical wells to gather critical reservoir and fluid information. This appraisal program is best described as “in its infancy” and Vermilion is collaborating with regulators to ensure the protection of the environment and the interests of all stakeholders in this project. Vermilion needs to gather a significant amount of information on this potential resource before we are able to determine either the technical or commercial viability of development.
  Added 16.0 million barrels of oil equivalent of proved plus probable reserves in 2010 through drilling and development, replacing 137% of 2010 production and increasing total reserves by 3.1%. Vermilion’s proved plus probable reserve life index at the end of 2010 was approximately 11.0 years.
  Generated a positive total return to investors of 49.6% for the year ending December 31, 2010. Over the past five years, Vermilion has generated a compound annualized rate of return of 16.3%, placing Vermilion in the top quartile of its peer group.

Conference Call and Audio Webcast Details

Vermilion will discuss these results in a conference call to be held on Monday, February 28, 2011 at 9:00 AM MST (11:00 AM EST). To participate, you may call toll free 1-877-407-9205 (North America) or 1-201-689-8054 (International). The conference call will also be available on replay by calling 1-877-660-6853 (North America) or 1-201-612-7415 (International) using account number 286 and conference ID number 366079. The replay will be available until midnight eastern time on March 7, 2011. You may also listen to the audio webcast by clicking http://www.investorcalendar.com/IC/CEPage.asp?ID=163155 or visit Vermilion’s website at http://www.vermilionenergy.com/ir/eventspresentations.cfm.

DISCLAIMER

Certain statements included or incorporated by reference in this document may constitute forward-looking statements under applicable securities legislation. Forward-looking statements or information typically contain statements with words such as "anticipate", "believe", "expect", "plan", "intend", "estimate", "propose", or similar words suggesting future outcomes or statements regarding an outlook. Forward looking statements or information in this document may include, but are not limited to:

  capital expenditures;
  business strategy and objectives;
  reserve quantities and the discounted present value of future net cash flows from such reserves;
  net revenue;
  future production levels and rates of average annual production growth;
  exploration plans;
  development plans;
  acquisition and disposition plans and the timing thereof;
  operating and other costs;
  royalty rates;
  Vermilion's additional future payment in connection with the Corrib acquisition;
  the timing of regulatory proceedings and approvals;
  the timing of first commercial gas from the Corrib field;
  estimate of Vermilion’s share of the expected gas rates from the Corrib field; and
  estimates relating to future production

Such forward-looking statements or information are based on a number of assumptions all or any of which may prove to be incorrect. In addition to any other assumptions identified in this document, assumptions have been made regarding, among other things:

  the ability of Vermilion to obtain equipment, services and supplies in a timely manner to carry out its activities in Canada and internationally;
  the ability of Vermilion to market oil and natural gas successfully to current and new customers;
  the timing and costs of pipeline and storage facility construction and expansion and the ability to secure adequate product transportation;
  the timely receipt of required regulatory approvals;
  the ability of Vermilion to obtain financing on acceptable terms;
  currency, exchange and interest rates;
  future oil and natural gas prices; and
  Management’s expectations relating to the timing and results of development activities

Although Vermilion believes that the expectations reflected in such forward-looking statements or information are reasonable, undue reliance should not be placed on forward looking statements because Vermilion can give no assurance that such expectations will prove to be correct. Forward-looking statements or information are based on current expectations, estimates and projections that involve a number of risks and uncertainties which could cause actual results to differ materially from those anticipated by Vermilion and described in the forward looking statements or information. These risks and uncertainties include but are not limited to:

  the ability of management to execute its business plan;
  the risks of the oil and gas industry, both domestically and internationally, such as operational risks in exploring for, developing and producing crude oil and natural gas and market demand;
  risks and uncertainties involving geology of oil and natural gas deposits;
  risks inherent in Vermilion's marketing operations, including credit risk;
  the uncertainty of reserves estimates and reserves life;
  the uncertainty of estimates and projections relating to production, costs and expenses;
  potential delays or changes in plans with respect to exploration or development projects or capital expenditures;
  Vermilion's ability to enter into or renew leases;
  fluctuations in oil and natural gas prices, foreign currency exchange rates and interest rates;
  health, safety and environmental risks;
  uncertainties as to the availability and cost of financing;
  the ability of Vermilion to add production and reserves through development and exploration activities;
  general economic and business conditions;
  the possibility that government policies or laws may change or governmental approvals may be delayed or withheld;
  uncertainty in amounts and timing of royalty payments;
  risks associated with existing and potential future law suits and regulatory actions against Vermilion; and
  other risks and uncertainties described elsewhere in this document or in Vermilion's other filings with Canadian securities authorities.

The forward-looking statements or information contained in this document are made as of the date hereof and Vermilion undertakes no obligation to update publicly or revise any forward-looking statements or information, whether as a result of new information, future events or otherwise, unless required by applicable securities laws.

Natural gas volumes have been converted on the basis of six thousand cubic feet of natural gas to one barrel equivalent of oil. Barrels of oil equivalent (boe) may be misleading, particularly if used in isolation. A boe conversion ratio of six thousand cubic feet to one barrel of oil is based on an energy equivalency conversion method primarily applicable at the burner tip and does not represent a value equivalency at the wellhead.

HIGHLIGHTS

	Three Months Ended		Twelve Months Ended
	Dec 31,	Dec 31,	Dec 31,	Dec 31,
Financial ($M except share and per share amounts)	2010	2009	2010	2009
Petroleum and natural gas revenue	$216,426	$180,544	$727,805	$639,751
Fund flows from operations	100,177	94,020	363,487	317,237
Per share, adjusted basic	1.14	1.18	4.12	3.98
Capital expenditures	105,435	75,458	432,182	194,666
Acquisitions, including acquired working capital deficiency	2,219	16,914	6,655	217,043
Net debt			300,393	120,400
Asset retirement obligations settled net of
reclamation fund withdrawals	5,110	4,854	6,049	10,139
Cash dividends per share	0.57	0.57	2.28	2.28
Dividends declared	50,664	45,019	189,744	166,385
Less dividend reinvestment plan	13,467	-	40,824	-
Net dividends	37,197	45,019	148,920	166,385
% of fund flows from operations declared, gross	51%	48%	52%	52%
% of fund flows from operations declared, net	37%	48%	41%	52%
Total net dividends, capital expenditures, reclamation fund
withdrawals and asset retirement obligations settled	$147,742	$125,331	$587,151	$371,190
% of fund flows from operations	147%	133%	162%	117%
% of fund flows from operations (excluding capital expenditures on the Corrib project)	133%	109%	140%	103%
Shares outstanding
Adjusted basic			88,998,242	86,742,289
Diluted			91,143,669	88,239,711
Weighted average shares outstanding
Adjusted basic			88,213,105	79,685,037
Adjusted diluted			89,555,268	80,569,607
Share trading
High			$47.59	$34.00
Low			$31.25	$20.02
Close			$46.22	$32.42
Operations
Production
Crude oil (bbls/d)	21,573	17,403	18,479	18,194
Natural gas liquids (bbls/d)	1,412	1,472	1,462	1,541
Natural gas (mcf/d)	73,899	66,848	73,144	69,958
Boe/d (6:1)	35,302	30,016	32,132	31,395
Average reference price
WTI (US $/bbl)	$85.17	$76.19	$79.53	$61.80
Brent (US $/bbl)	86.48	74.56	79.47	61.51
AECO ($/mcf)	3.62	4.50	4.00	3.95
Foreign exchange rate (US $/CDN $)	0.99	0.95	0.97	0.88
Foreign exchange rate (Euro/CDN $)	0.73	0.64	0.73	0.63
Average selling price
Crude oil and NGLs ($/bbl)	83.88	84.52	79.54	68.90
Natural gas ($/mcf)	5.74	5.49	5.58	5.62
Netbacks per boe (6:1)
Operating netback	44.82	37.67	41.45	33.95
Fund flows netback	30.84	34.04	30.99	27.69
Operating costs	$12.20	$13.35	$12.33	$12.18

The above table includes non-GAAP measures which may not be comparable to other companies. Please see “Non-GAAP Measures” under the MD&A section for further discussion.

2010 IN REVIEW

2010 was pivotal for Vermilion as we converted from an income trust structure to a corporate structure, expanded our portfolio of organic growth opportunities and revitalized a 5-year strategic plan that targets average annual production growth of 10% while allowing maintenance of a stable dividend. Vermilion’s strong leverage to oil prices and diversified geographical operations continued to provide an advantage over many of our peers that were faced with weak North American natural gas prices and some weather challenged operating conditions in Western Canada last year.

Development capital expenditures in 2010 focused on the expansion of Vermilion’s Cardium light oil development program in Canada, completion of a successful round of development drilling in the Wandoo field in Australia, continued workover and recompletion programs in France, and ongoing development of the Corrib gas project in Ireland. Two wells drilled in late 2009 were tied-in to production facilities in the Netherlands. Development capital spending in 2010 was $432 million compared to $195 million in 2009. These expenditures included $97 million for land acquisition in Canada and $78 million towards the Corrib gas project in Ireland. Vermilion’s reserve base continued to grow with the addition of 16.0 million boe of proved plus probable reserves from development activities. Net of production, Vermilion increased its proved plus probable reserves by 3.1% in 2010.

Vermilion continues to maintain a strong financial position with net debt of $300.4 million at December 31, 2010 equal to 0.75 times fourth quarter annualized fund flows from operations.

In Canada, Vermilion’s activities focused primarily on the expansion and development of the Cardium light oil resource play. In 2010, the Company expanded its Cardium land base by approximately 20% adding to this significant platform for future growth. Vermilion has categorized its Cardium lands into A, B, and C quality reflecting reservoir thickness, porosity and position relative to the main Cardium fairway. The Company’s lands are predominantly located to the west and northwest of the West Pembina Cardium reservoir and hold some of the highest quality Cardium sandstones in the basin. Vermilion’s performance from wells drilled to date appears to confirm this assertion and management believes this area will provide for reasonably consistent and highly repeatable results over the life of the program. The development program is still in early stage development, as a variety of drilling, completion and production methods continue to be tested. With over 400 identified prospects in ‘A’ and ‘B’ lands, 75% of which Vermilion considers to be ‘A’ quality, the Cardium is expected to serve as a strong source of production and reserve growth for several years.

Vermilion’s extensive land holdings in the Drayton Valley region also contain a number of liquids-rich tight gas ‘resource’ play opportunities. Vermilion will continue to develop these resource plays at a measured pace, determining the optimum completion methods for the Ellerslie, Notikewin, Fahler and other formations that have been identified in this area. These gas wells derive a significant portion of their value from the associated liquids produced from these wells, with liquids content ranging from 40 to 50 bbls/mmcf and initial flow rates ranging from 3 to 6 mmcf/d per well. With an inventory of over 100 wells, few land retention issues and a well developed gas processing infrastructure, the Drayton Valley region will provide significant opportunity for future growth when this program is accelerated as North American gas prices recover and more capital becomes available.

In Australia, Vermilion benefited from strong production from three wells drilled and completed in the fall of 2010. The new wells were all lateral extensions to existing wellbores and were drilled and completed on time and on budget. These wells are being produced at a restricted combined rate of 2,000 to 3,000 boe/d to minimize water coning and to maximize ultimate recovery from this reservoir. Vermilion has identified over 30 workover/well optimization opportunities and an additional 15 infill drilling opportunities that should allow sustained production from the Wandoo field at approximately 9,000 boe/d for several years exceeding production levels when the field was initially acquired in 2005.

In France, Vermilion maintained a steady workover and completion program. Despite this seemingly low level of activity, production in France increased to 8,501 boe/d in 2010 as compared to 8,421 boe/d in 2009, illustrating the additional recovery capacity of these reservoirs. Vermilion continues to pursue the evaluation of a potentially significant shale oil resource play in the Paris Basin. The Lias shale is the source of oil produced from conventional reservoirs in the Paris Basin. However, the shale was never considered as a potentially productive horizon prior to recent advances in well completion technology that are proving effective in the development of other oil shales around the world. Vermilion, along with several other operators in the region are taking steps to determine if the shale could become a commercially productive source of light oil. Vermilion and other operators in the region, are currently in the process of gathering requisite technical data and mapping the geological limits of these structures to determine if a commercial development project is technically and commercially feasible. In 2010, Vermilion tested small fracture treatments using existing vertical wellbores to gather pressure and fluid data from this formation. Both wells are producing nominal amounts of oil from the shale as a result of these treatments. No production from this resource is currently included in the Company’s 5-year strategic plan.

In the Netherlands, Vermilion tied-in two gas wells in April 2010 resulting from a successful drilling program in late 2009. Notwithstanding some minor well workovers and facility maintenance operations, most of the 2010 program focused on securing permits for future drilling activity as well as pipeline permits and production licenses for two discovery wells from that same drilling program. The Vinkega-1 well and the De Hoeve-1 well are expected to be brought on production by mid-year 2011.

In Ireland, all efforts were focused on providing a suitable solution for the onshore pipeline that will connect the offshore pipeline from the Corrib Field to the Bellanaboy processing facility. Vermilion participated with its partners in the preparation of the proposal and the oral hearings held in September and October of 2010. On January 20, 2011, the regulatory body responsible for significant infrastructure projects in country, An Bord Pleanala, accepted the application from Shell E&P Ireland Ltd. and its partners. The project still requires approval from two additional regulatory bodies, the Minister for Communications, Energy and Natural Resources and the Foreshore Unit, Department of the Environment, Heritage & Local Government. The current election process in Ireland may further delay these approvals, but the partners are hopeful to begin construction operations by mid-year 2011.

Vermilion continues to be recognized for excellence in its business practices. In 2010, Vermilion was recognized as one of the top 25 Best Workplaces in Canada as compiled by the Great Place to Work® Institute and was similarly recognized as one of the top 15 Best Workplaces in France. Vermilion was also recognized as one of Canada’s top three oil and gas companies in terms of corporate governance in the Globe and Mail’s annual Board Games survey. Vermilion was one of four companies nominated for the best overall investor relations programs by a mid-cap company in the annual IR Magazine Canada Awards program.

These efforts are all beneficial to shareholders. In 2010, Vermilion generated a total return to investors of 49.6%, bringing the five year compound average rate of return to 16.3%. Both these measures are in the top quartile of Vermilion’s peer group.

OUTLOOK

Vermilion is poised to deliver strong operational and financial performance over the next several years, and is targeting annual production growth of 10% driven by the organic development of its significant portfolio of opportunities. This growth is identifiable and is not dependent on any future acquisitions, although Vermilion will continue to review opportunities to build its asset base within its core operating areas. Near term growth drivers include light oil production from the Cardium resource play in Western Canada and from high-netback natural gas production from the Netherlands. Mid-term growth will come from the Corrib natural gas project in Ireland while longer term growth is expected to come from the development of resource plays in Canada and Western Europe. Stable production from Australia and France will underpin these growth opportunities. Conservative financial management, supported by a strong balance sheet and significant borrowing capacity will ensure that this growth is reflected on a per share basis for the maximum benefit of its shareholders. Vermilion currently expects average production volumes for 2011 to range between 35,000 boe/d and 36,000 boe/d with exit rates approaching 38,000 boe/d.

Vermilion’s Canadian development program will focus on the ongoing development of the Cardium light oil resource play. Current plans include the drilling and completion of 23 net operated wells and participation in an additional 10 net partner operated Cardium wells. Six of the operated wells will target ‘B’ quality Cardium sands to better understand the performance of this portion of Vermilion’s land base. Vermilion will continue to test different completion techniques including a greater number of fracture treatments using gelled or slick water instead of an oil based fluid. Using water-based frac fluids can reduce total well costs by $600,000 to $800,000 per well. The capital program for Canada also includes the completion of a 15,000 boe/d oil battery as well as the installation of major pipeline infrastructure to serve this area for many years.

In France, Vermilion plans to drill two appraisal wells in the Cazaux field to test undeveloped fault blocks within the field. Combined with a 20 well workover and recompletion program, the Company expects to maintain production in the 8,000 boe/d range in 2011. Vermilion is also in the preliminary stages of evaluating resource play potential in France, including the Lias Shale oil play in the Paris Basin, and plans to drill, core and frac two new vertical wells through the shale section. This core data is essential to understanding the structure and mechanics of the shale and surrounding sedimentary layers. The Company is also targeting three small fracture tests using existing vertical wellbores. The information gathered from this program will be essential in determining the Lias shale formation qualities. If successful, Vermilion would follow up with horizontal test wells in 2012. The French regulatory bodies have asked all operators in the area to defer current activities in the Lias shale pending a review of the potential environmental impacts of the development of this asset. Vermilion is cooperating with this directive and will work with the regulators to mitigate any concerns regarding the safety and environmental impact of its programs. Vermilion has consistently demonstrated a strong commitment to the safety and environmental impact of all its operations and respects the people, businesses and communities in areas operated by Vermilion. All Lias drilling activity has been deferred until April and any fracturing activity deferred until the end of June 2011.

In the Netherlands, Vermilion expects to begin producing the Vinkega-1 and De Hoeve-1 wells by mid-year and is planning to drill four additional wells starting August 1, 2011. The Company will also begin preparation work for the 2012 drilling program. Vermilion plans to maintain a rolling inventory of projects such that each year is witness to a combination of new wells and the tie-in of prior successes.

In Australia, Vermilion expects to continue its plans to drill wells every other year, and no drilling is scheduled for 2011. The Company has also identified over 30 well optimization opportunities that will not require the use of a drilling rig, and plans to undertake these activities in years when no drilling is scheduled. In 2011, Vermilion is planning one well recompletion and the conversion of one well to water injection and three water shut-offs. Strong cyclone activity during the first quarter of 2011 is expected to reduce production in the first quarter of 2011 by approximately 1,000 boe/d, but is not expected to impact the full year average production target of approximately 9,000 boe/d in 2011.

In February 2011, Vermilion completed the issuance of $225 million of high yield notes which have a five year term and bear interest at 6.5% per annum. This diversifies the Company’s source of debt and places long-term financing on the balance sheet, providing financial flexibility to execute the long-term strategic plan.

Vermilion is targeting steady production growth on an annual basis which, combined with an attractive, stable dividend should provide investors with double digit total returns. The Company’s conservative fiscal management and sparing use of equity to finance its growth objectives ensure that any gains are realized on a ‘per share’ basis. The management and directors of Vermilion continue to control approximately 9% of the outstanding shares and remain committed to delivering superior rewards to all stakeholders.

FOR ADDITIONAL INFORMATION ABOUT VERMILION, INCLUDING COMPLETE INFORMATION REGARDING VERMILION’S RESERVES, PLEASE REVIEW THE COMPANY’S DECEMBER 31, 2010 ANNUAL INFORMATION FORM THAT WILL BE FILED ON SEDAR (WWW.SEDAR.COM) ON OR BEFORE MARCH 31, 2011.

RESERVES SUMMARY

GLJ Petroleum Consultants Ltd. (“GLJ”), independent petroleum engineering consultants in Calgary (qualified reserve evaluators), has prepared the 2010 year-end reserve evaluation report for Vermilion with an effective date of December 31, 2010. This report is in compliance with National Instrument 51-1011 and the COGEH Handbook.

Vermilion added total proved plus probable reserves of 16.0 mmboe, approximately 1.4 times production in 2010. Adjusting for production of 11.7 mmboe, Vermilion’s proved reserves (P90) increased by approximately 1.7% to 96.4 mmboe at December 31, 2010. Total proved plus probable reserves (P50) increased by approximately 3.1% to 142.3 mmboe. Based on fourth quarter production rates, Vermilion’s effective reserve life index at January 1, 2011 is approximately 7.5 years for proved reserves and 11.0 years for P50 reserves. Vermilion booked 107 net Cardium wells at an average reserve per well of 142,000 boe. Although well performance to date has matched or exceeded model ‘type’ curves for the Cardium, the lack of long term production history guided Vermilion and GLJ to take a conservative approach to reserve bookings in this resource play. Vermilion believes that the unbooked recoverable resource potential in the Cardium remains in excess of 70 mmboe.

Estimates of reserves have been made assuming that development of each property in respect of which estimates have been made will occur without regard to the availability of funding required for that development.

1 Under the NI 51-101 guidelines, proved reserves are defined as those reserves that have a 90% probability of being exceeded at the reported level. Proved reserves, by definition, are conservative. Nine times out of ten actual reserves will be greater than the proved estimate. Proved plus probable reserves are defined as those reserves that have a 50% probability of being exceeded at the reported level. They are the best estimate, or the most realistic case. It is equally likely that the actual reserves will be higher or lower than the estimate.

The summary reserves table and reserves reconciliation table are included below. The reserves shown are Vermilion’s working interest share before deducting royalties.

Reserves Summary Table (Company Working Interest) (as at December 31, 2010)
Cumulative Cash Flow
(Escalated Prices – Before Tax)
	Crude Oil (mmbbls)	Natural Gas (bcf)	NGLs (mmbbls)	Oil Equivalent 6:1 (mmboe)	Undiscounted ($mm)	10% ($mm)
Total Proved	51.38	248.2	3.67	96.42	3,707	2,218
Total Proved Plus Probable	79.58	344.1	5.40	142.33	6,033	3,176

The cumulative cash flow values shown above are based on GLJ’s escalating price and cost scenario and are presented for comparative purposes only and are not necessarily representative of fair market value.

Company Working Interest Reserves Reconciliation Summary Table (as at December 31, 2010)

Oil Equivalent (mbbl) Gas at 6:1	Total Proved	Total Proved Plus Probable
Opening balance:	94,793	138,020
Drilling additions and improved recovery	11,001	19,859
Acquisition	-	-
Disposition	-	-
Technical revisions	3,002	(2,286)
Economic factors	(647)	(1,536)
Production	(11,728)	(11,728)
Closing balance	96,421	142,329

The following table summarizes the net future capital investment associated with Vermilion’s reserve estimates as at December 31, 2010 and 2009.

Net Future Capital Investment (as at December 31, 2010)
($M)	Total Proved	Total Proved Plus Probable
Canada	301,722	551,660
France	79,436	195,575
Netherlands	10,996	23,836
Australia	28,994	38,494
Ireland	260,950	260,962
Total	682,098	1,070,527

Net Future Capital Investment (as at December 31, 2009)
($M)	Total Proved	Total Proved Plus Probable
Canada	98,244	185,275
France	82,032	207,115
Netherlands	10,263	23,231
Australia	28,994	34,744
Ireland	239,184	239,184
Total	458,717	689,549

FOR A COMPLETE COPY OF VERMILION’S 2010 FINANCIAL STATEMENTS AND RELATED MANAGEMENT’S DISCUSSION AND ANALYSIS, PLEASE REFER TO SEDAR AT WWW.SEDAR.COM OR VERMILION’S WEBSITE AT WWW.VERMILIONENERGY.COM/IR. THESE DOCUMENTS WILL BE MADE AVAILABLE ON OR BEFORE MARCH 31, 2011.

MANAGEMENT’S DISCUSSION AND ANALYSIS

The following is Management’s Discussion and Analysis (“MD&A”) dated February 28, 2011 of Vermilion Energy Inc.’s (“Vermilion” or the “Company”) operating and financial results as at and for the three and twelve month periods ended December 31, 2010 compared with the corresponding periods in the prior year. This discussion should be read in conjunction with Vermilion Energy Trust’s (the “Trust”) audited consolidated financial statements for the years ended December 31, 2009 and 2008, together with accompanying notes, as contained in the Trust’s 2009 Annual Report.

The financial data contained within this MD&A has been prepared in accordance with Canadian Generally Accepted Accounting Principles (“GAAP or “Canadian GAAP”) and is reported in Canadian dollars, unless otherwise stated.

CORPORATE CONVERSION

On September 1, 2010 the Trust completed the conversion from an income trust to a corporation pursuant to an arrangement under the Business Corporations Act (Alberta). As a result of this conversion, units of the Trust were converted to common shares of Vermilion on a one-for-one basis and holders of exchangeable shares in Vermilion Resources Ltd. received 1.89344 common shares for each exchangeable share held. There were no exchangeable shares outstanding following the conversion.

Vermilion retained the same board of directors and management team which continues to be led by Lorenzo Donadeo as President and Chief Executive Officer. There were no changes in Vermilion’s underlying operations associated with the conversion. The consolidated financial statements and related financial information have been prepared on a continuity of interest basis, which recognizes Vermilion as the successor entity and accordingly all comparative information presented for the pre-conversion period is that of the Trust. For the convenience of the reader, when discussing prior periods this MD&A refers to common shares, shareholders and dividends although for the pre-conversion period such items were trust units, unitholders and distributions, respectively.

NON-GAAP MEASURES

This report includes non-GAAP measures as further described herein. These measures do not have standardized meanings prescribed by GAAP and therefore may not be comparable with the calculations of similar measures for other entities.

“Fund flows from operations” represents cash flows from operating activities before changes in non-cash operating working capital and asset retirement obligations settled. Management considers fund flows from operations and per share calculations of fund flows from operations (see discussion relating to per share calculations below) to be key measures as they demonstrate Vermilion’s ability to generate the cash necessary to pay dividends, repay debt, fund asset retirement costs and make capital investments. Management believes that by excluding the temporary impact of changes in non-cash operating working capital, fund flows from operations provides a useful measure of Vermilion’s ability to generate cash that is not subject to short-term movements in operating working capital. The most directly comparable GAAP measure is cash flows from operating activities. Cash flows from operating activities as presented in Vermilion’s consolidated statements of cash flows is reconciled to fund flows from operations below:

	Three Months Ended		Twelve Months Ended
($M)	Dec 31, 2010	Dec 31, 2009	Dec 31, 2010	Dec 31, 2009
Cash flows from operating activities	$127,191	$84,184	$421,282	$230,316
Changes in non-cash operating working capital	(32,124)	4,982	(64,656)	76,782
Asset retirement obligations settled	5,110	4,854	6,861	10,139
Fund flows from operations	$100,177	$94,020	$363,487	$317,237

“Acquisitions, including acquired working capital deficiency” is the sum of “Acquisition of petroleum and natural gas properties” and “Corporate acquisitions, net of cash acquired” as presented in Vermilion’s consolidated statements of cash flows plus any working capital deficiencies acquired as a result of those acquisitions. Management considers acquired working capital deficiencies to be an important element of a property or corporate acquisition. Acquisitions, including acquired working capital deficiency is reconciled below:

	Three Months Ended		Twelve Months Ended
($M)	Dec 31, 2010	Dec 31, 2009	Dec 31, 2010	Dec 31, 2009
Acquisition of petroleum and natural gas properties from consolidated statements of cash flows	$2,219	$16,914	$6,655	$159,536
Working capital deficiencies acquired from acquisitions	-	-	-	57,507
Acquisitions, including acquired working capital deficiency	$2,219	$16,914	$6,655	$217,043

“Net debt” is the sum of long-term debt and working capital excluding the amount due pursuant to acquisition as presented in Vermilion’s consolidated balance sheets. Net debt is used by management to analyze the financial position and leverage of Vermilion. Net debt is reconciled below to long-term debt which is the most directly comparable GAAP measure:

	As At	As At
($M)	Dec 31, 2010	Dec 31, 2009
Long-term debt	$302,558	$159,723
Current liabilities	340,934	217,563
Current assets	(343,099)	(256,886)
Net debt	$300,393	$120,400

“Cash dividends per share” represents actual cash dividends declared per share by Vermilion during the relevant periods.

“Net dividends” is calculated as dividends declared for a given period less proceeds received by Vermilion pursuant to the dividend reinvestment plan. Dividends both before and after dividend reinvestment plan are reviewed by management and are also assessed as a percentage of fund flows from operations to analyze how much of the cash that is generated by Vermilion is being used to fund dividends.

Net dividends is reconciled below to dividends declared, the most directly comparable GAAP measure:

	Three Months Ended		Twelve Months Ended
($M)	Dec 31, 2010	Dec 31, 2009	Dec 31, 2010	Dec 31, 2009
Dividends declared	$50,664	$45,019	$189,744	$166,385
Issue of shares pursuant to the dividend reinvestment plan	(13,467)	-	(40,824)	-
Net dividends	$37,197	$45,019	$148,920	$166,385

“Total net dividends, capital expenditures, reclamation fund withdrawals and asset retirement obligations settled” is calculated as net dividends as determined above plus the following amounts for the relevant periods from Vermilion’s consolidated statements of cash flows: “Drilling and development of petroleum and natural gas properties”, “Withdrawals from the reclamation fund” and “Asset retirement obligations settled.” This measure is reviewed by management and is also assessed as a percentage of fund flows from operations to analyze the amount of cash that is generated by Vermilion that is available to repay debt and fund potential acquisitions. This measure is reconciled to the relevant GAAP measures below:

	Three Months Ended		Twelve Months Ended
($M)	Dec 31, 2010	Dec 31, 2009	Dec 31, 2010	Dec 31, 2009
Dividends declared	$50,664	$45,019	$189,744	$166,385
Issue of shares pursuant to the dividend reinvestment plan	(13,467)	-	(40,824)	-
Drilling and development of petroleum and natural gas properties	105,435	75,458	432,182	194,666
Withdrawals from the reclamation fund	-	-	(812)	-
Asset retirement obligations settled	5,110	4,854	6,861	10,139
Total net dividends, capital expenditures, reclamation fund withdrawals and asset retirement obligations settled	$147,742	$125,331	$587,151	$371,190

“Netbacks” are per unit of production measures used in operational and capital allocation decisions.

“Adjusted basic shares outstanding” and “Adjusted basic weighted average shares outstanding” are different from the most directly comparable GAAP figures in that they include amounts related to outstanding exchangeable shares at the period end exchange ratio. As the exchangeable shares have converted into shares of Vermilion, management believes that their inclusion in the calculation of basic rather than only in diluted per share statistics provides meaningful information.

“Diluted shares outstanding” is the sum of adjusted basic shares outstanding as described above plus outstanding awards under Vermilion’s equity based compensation plans, based on current performance factor estimates.

These measures are reconciled to the relevant GAAP measures below:

	As At	As At
(Number of shares)	Dec 31, 2010	Dec 31, 2009
Basic weighted average shares outstanding	83,155,116	72,405,606
Shares issuable pursuant to exchangeable shares outstanding	5,057,989	7,279,431
Adjusted basic weighted average shares outstanding	88,213,105	79,685,037

	As At	As At
(Number of shares)	Dec 31, 2010	Dec 31, 2009
Shares outstanding	88,998,242	79,523,028
Shares issuable pursuant to exchangeable shares outstanding	-	7,219,261
Adjusted basic shares outstanding	88,998,242	86,742,289
Potential shares issuable pursuant to equity based compensation plans	2,145,427	1,497,422
Diluted shares outstanding	91,143,669	88,239,711

“Diluted adjusted weighted average shares outstanding” is the sum of diluted weighted average shares outstanding as presented on the consolidated statements of earnings plus the weighted average amount of exchangeables outstanding for the period which were considered anti-dilutive for the purposes of calculating earnings per share.

OPERATIONAL ACTIVITIES

Canada

In Canada, Vermilion participated in the drilling of 55 wells (40 net) during 2010, resulting in 13 gas wells (8.8 net), 28 oil wells (18.9 net), and 14 standing CBM wells (12.3 net). These wells included 15 operated (13.6 net) Cardium horizontal wells and 13 non-operated (5.4 net) Cardium wells. At year end, 11 operated (10.5 net) Cardium wells were on production and seven non-operated (3.2 net) wells were on production. While drilling activity will remain steady through the first half of 2011, some completions and tie-ins will be deferred until the 15,000 bbls/d oil processing facility is in service, which is expected in August 2011.

France

In France, Vermilion drilled the Les Mimosas-2 well in 2010, a water injection well designed to provide pressure support for the Les Mimosas reservoir which was discovered in 2004. Production from the lone producing well in this field increased more than 200 boe/d in response to water injection. Two small fracture stimulations in the Lias shale play were completed in 2010, primarily to gather pressure, fluid and other technical data from this formation. These zones were perforated in existing vertical wellbores and the completions were not designed to test commerciality. Both wells are producing, but at nominal rates. An active workover and recompletion program included 26 well workovers in 2010, predominantly in the Chaunoy Field in the Paris Basin and the Cazaux Field in the Aquitaine Basin.

Netherlands

In the Netherlands, Vermilion completed the De Hoeve-1 well in early 2010, and tied-in the Middleburen-2 and Middenmeer-3 wells in the spring of 2010. The balance of 2010 operations focused on regular facility and well maintenance and ongoing work to secure pipeline and production permits for the Vinkega-1 and De Hoeve-1 wells. Vermilion plans to commence a four-well exploration program in August 2011 and will continue to pursue drilling permits for 2012.

Australia

Vermilion drilled and completed three wells in September and October of 2010, all of which were lateral extensions of existing wellbores. These complex wells were completed within budget and produced results ahead of expectations. No drilling is scheduled in 2011, but Vermilion will undertake some well workover operations and prepare for the 2012 drilling program.

PRODUCTION

	Three Months Ended Dec 31, 2010				Twelve Months Ended Dec 31, 2010
	Oil & NGLs	Natural Gas	Total		Oil & NGLs	Natural Gas	Total
	(bbls/d)	(mmcf/d)	(boe/d)%		(bbls/d)	(mmcf/d)	(boe/d)%
Canada	4,859	42.33	11,913	34	4,205	43.91	11,524	36
France	8,539	1.10	8,723	25	8,347	0.92	8,501	26
Netherlands	26	30.47	5,105	14	35	28.31	4,753	15
Australia	9,561	-	9,561	27	7,354	-	7,354	23
Total Production	22,985	73.90	35,302	100	19,941	73.14	32,132	100

	Three Months Ended Dec 31, 2009				Twelve Months Ended Dec 31, 2009
	Oil & NGLs	Natural Gas	Total		Oil & NGLs	Natural Gas	Total
	(bbls/d)	(mmcf/d)	(boe/d)%		(bbls/d)	(mmcf/d)	(boe/d)%
Canada	3,510	45.07	11,021	36	3,654	47.85	11,629	37
France	8,218	1.13	8,407	28	8,246	1.05	8,421	27
Netherlands	23	20.65	3,464	12	23	21.06	3,533	11
Australia	7,124	-	7,124	24	7,812	-	7,812	25
Total Production	18,875	66.85	30,016	100	19,735	69.96	31,395	100

Average total production in Canada of 11,524 boe/d during 2010 was relatively unchanged as compared to 11,629 boe/d in 2009, as natural declines offset early production increases from the Cardium program. However, fourth quarter 2010 production was 8.1% higher than production levels in the fourth quarter of 2009, providing evidence of the beginnings of a growing production base. Even more noticeable is year over year growth in oil and NGL production of 15.1%, reflecting the onset of new Cardium production. Canadian production is expected to show continued growth in 2011, predominantly related to oil and NGLs as Vermilion increases Cardium oil drilling activities. That growth will become more apparent in the fourth quarter of 2011, once the planned production facility is brought on line.

Production in France averaged 8,501 boe/d in 2010, slightly higher than average 2009 production of 8,421 boe/d. Production is maintained reasonably stable using an active well workover program. Only two new wells are scheduled in 2011, but another active workover program should serve to maintain stable production again this year.

Production in the Netherlands increased by 1,220 boe/d in 2010, a gain of more than 30%, as production from two new wells commenced in April 2010. Two additional wells are expected to add up to 2,000 boe/d of production when they are brought on-stream in mid-2011. Netherlands production is expected to see continued production increases from new drilling, although the timing of those increases is less predictable due to the extensive production permitting process.

Australia production averaged 7,354 boe/d in 2010, compared to 7,812 boe/d in 2009 due to natural declines. Production from three new wells which commenced in early November significantly impacted fourth quarter 2010 volumes which averaged 9,561 boe/d a gain of more than 2,400 boe/d compared to the fourth quarter of 2009. Vermilion expects to sustain annual average production at approximately 9,000 boe/d over the next few years. First quarter 2011 production is expected to be reduced due to cyclone related shut-downs of the production platform. The cyclone season in Australia normally runs from December through March of each year. In the case of severe storms, Vermilion shuts-in all production and evacuates the platform as a security precaution.

FINANCIAL REVIEW

During the three and twelve month periods ended December 31, 2010, Vermilion generated fund flows from operations of $100.2 million and $363.5 million, respectively. For the same periods in 2009, Vermilion generated fund flows from operations of $94.0 million and $317.2 million, respectively. The respective increases in fund flows from operations of $6.2 million and $46.3 million are primarily a result of increased revenue associated with stronger oil prices and higher average production volumes. The GAAP measure, cash flows from operating activities for the three and twelve month periods ended December 31, 2010, similarly increased year over year to $127.2 million and $421.3 million, respectively as compared to the same periods in 2009 at $84.2 million and $230.3 million, respectively.

During the three and twelve month periods ended December 31, 2010, the price of WTI crude oil averaged US$85.17 per bbl and US$79.53 per bbl, respectively. This is higher than the average prices for the same periods in 2009 which were US$76.19 per bbl and US$61.80 per bbl, respectively. During the three and twelve month periods ended December 31, 2010, the price of Brent crude oil averaged US$86.48 per bbl and US$79.47 per bbl, respectively. Brent crude prices were also higher than the average prices for the same periods in 2009 which were US$74.56 per bbl and US$61.51 per bbl, respectively. For the three and twelve month periods ended December 31, 2010, the AECO price for gas averaged CDN$3.62 per mcf and CDN$4.00 per mcf, respectively (three and twelve month periods ended December 31, 2009, CDN$4.50 per mcf and CDN$3.95 per mcf, respectively). On a year over year basis, the average AECO gas price has remained relatively consistent whereas the average AECO price for the fourth quarter of 2010 was 20% lower than in the corresponding period of the prior year.

Vermilion’s net debt was $300.4 million at December 31, 2010 (December 31, 2009 - $120.4 million) representing 75% of fourth quarter annualized fund flows from operations. Vermilion’s long-term debt at December 31, 2010 was $302.6 million (December 31, 2009 - $159.7 million). The year over year increases are a function of Vermilion’s capital expenditures largely driven by Canadian land acquisitions during the first half of 2010, continued Cardium light oil development activity during 2010 as well as the Australian drilling program. The impact of these expenditures on net debt was partially offset by the liquidation of the reclamation fund assets in July 2010 (see Reclamation Fund for further information) and proceeds from the dividend reinvestment plan. The low level of net debt at December 31, 2009 reflects that year’s trust unit issuance and the sale of the Company’s investment in Verenex Energy Inc. (“Verenex”).

For the three and twelve month periods ended December 31, 2010, total net dividends, capital expenditures (excluding those on the Corrib project), reclamation fund withdrawals and asset retirement obligations settled as a percentage of fund flows from operations were 133% and 140%, respectively (three and twelve month periods ended December 31, 2009, 109% and 103%, respectively). The year over year increases in this ratio relate to Vermilion’s land acquisitions, Cardium light oil development and the Australian drilling program during 2010. The year over year increase was partially offset by decreased capital expenditures in the other jurisdictions in which Vermilion operates.

CAPITAL EXPENDITURES

	Three Months Ended		Twelve Months Ended
Capital Expenditures by Category ($M)	Dec 31, 2010	Dec 31, 2009	Dec 31, 2010	Dec 31, 2009
Land	$911	$7,664	$97,215	$15,868
Seismic	3,651	287	6,600	1,847
Drilling and completion	47,099	23,839	167,771	55,989
Production equipment and facilities	41,534	32,292	114,369	77,588
Recompletions	4,590	5,898	14,798	19,282
Other	7,650	5,478	31,429	24,092
	105,435	75,458	432,182	194,666
Acquisitions (excluding acquired working capital deficiency)	2,219	16,914	6,655	159,536
Total Capital Expenditures by Category	$107,654	$92,372	$438,837	$354,202

	Three Months Ended		Twelve Months Ended
Capital Expenditures by Country ($M)	Dec 31, 2010	Dec 31, 2009	Dec 31, 2010	Dec 31, 2009
Canada	$52,967	$35,760	$242,900	$75,973
France	23,012	13,241	54,965	62,457
Netherlands	4,513	17,045	11,017	26,338
Australia	12,549	2,282	51,457	6,739
Ireland	14,613	24,044	78,498	182,695
Total Capital Expenditures by Country	$107,654	$92,372	$438,837	$354,202

Total capital expenditures, including acquisitions for the three and twelve month periods ended December 31, 2010 were $107.7 million and $438.8 million, respectively (three and twelve month periods ended December 31, 2009, $92.4 million and $354.2 million, respectively).

Capital expenditures excluding acquisitions has increased year over year as a result of the significant land acquisitions and development activity associated with Vermilion’s focus on Western Canadian resource plays. Also contributing to the higher levels of capital expenditures were costs incurred related to the 2010 Australian drilling program and post acquisition capital costs on the Corrib project.

Acquisition spending was higher in the prior year as a result of the Corrib acquisition which was completed on July 30, 2009 for $136.8 million as well as Drayton Valley area property acquisitions totalling $15.1 million.

In Ireland, oral hearings related to the amended Corrib onshore pipeline were completed on October 1, 2010. On January 20, 2011, Vermilion announced that An Bord Pleanála had granted permission for the construction of the Corrib gas onshore pipeline in Ireland. The Corrib Gas Partners look forward to completing this strategically important project and delivering the gas to Ireland. At peak production, Corrib gas will supply up to 60% of Ireland’s natural gas needs and will play an important role in Ireland’s energy security in the years ahead.

REVENUE

	Three Months Ended		Twelve Months Ended
($M except per boe and per mcf)	Dec 31, 2010	Dec 31, 2009	Dec 31, 2010	Dec 31, 2009
Crude oil & NGLs	$177,374	$146,775	$578,926	$496,331
Per boe	$83.88	$84.52	$79.54	$68.90
Natural gas	39,052	33,769	148,879	143,420
Per mcf	$5.74	$5.49	$5.58	$5.62
Petroleum and natural gas revenue	$216,426	$180,544	$727,805	$639,751
Per boe	$66.64	$65.38	$62.06	$55.83

Revenue for the three and twelve month periods ended December 31, 2010 was $216.4 million and $727.8 million, respectively (three and twelve month periods ended December 31, 2009, $180.5 million and $639.8 million, respectively). Vermilion’s increased revenue year over year resulted from higher crude oil prices and higher average production volumes during the three and twelve month periods ended December 31, 2010 versus the same periods in 2009.

The following table summarizes Vermilion’s ending inventory positions for France and Australia for the most recent four quarters:

	As at	As at	As at	As at
Ending Inventory Positions (France and Australia)	Dec 31, 2010	Sep 30, 2010	Jun 30, 2010	Mar 31, 2010
France (bbls)	158,229	149,268	163,515	179,404
France ($M)	$4,599	$4,574	$4,663	$5,448
Australia (bbls)	172,199	107,744	60,146	61
Australia ($M)	$6,108	$3,529	$1,784	$2

DERIVATIVE INSTRUMENTS

The following table summarizes Vermilion’s outstanding financial derivative positions as at December 31, 2010.

Risk Management: Oil	Funded Cost	bbls/d	US $/bbl
Collar - WTI
January 2011 to June 2011	US $1.00/bbl	2,400	$ 80.00 - $107.60
January 2011 to June 2011	US $1.00/bbl	2,400	$ 75.00 - $ 97.85
January 2011 to December 2011	US $1.00/bbl	500	$ 78.00 - $ 96.20
January 2011 to December 2011	US $1.00/bbl	500	$ 78.00 - $ 96.25
July 2011 to December 2011	US $1.00/bbl	2,400	$ 80.00 - $110.00
July 2011 to December 2011	US $1.00/bbl	2,400	$ 77.25 - $ 98.50
Collar - BRENT
January 2011 to December 2011	US $1.00/bbl	1,000	$ 77.75 - $ 96.00
January 2011 to December 2011	US $1.00/bbl	1,000	$ 77.50 - $ 96.00
January 2011 to December 2011	US $0.00/bbl	750	$ 77.00 - $ 95.40
January 2011 to December 2011	US $1.00/bbl	750	$ 78.00 - $ 98.10
January 2011 to December 2011	US $1.00/bbl	500	$ 78.00 - $100.00
January 2011 to December 2011	US $1.00/bbl	500	$ 78.00 - $100.05
January 2011 to December 2011	US $1.00/bbl	500	$ 78.00 - $100.00
January 2012 to June 2012	US $1.00/bbl	750	$ 82.00 - $105.60
January 2012 to June 2012	US $1.00/bbl	750	$ 82.00 - $104.80
January 2012 to June 2012	US $1.00/bbl	750	$ 82.00 - $106.10
Call Spread - BRENT
January 2011 to December 2011	US $6.08/bbl[1]	960	$ 65.00 - $ 85.00
January 2011 to December 2011	US $5.15/bbl[1]	600	$ 65.00 - $ 85.00
Risk Management: Natural Gas	Funded Cost	GJ/d	$/GJ
SWAP - AECO
January 2011 to October 2011	$0.00/GJ	700	$5.13
Risk Management: Foreign Exchange	Notional Principal ($US) / Month		Fixed rate ($CDN / $US)
US Dollar Forward Sale
January 2011 to December 2011		$750,000	$1.07
January 2011 to December 2011		$750,000	$1.07

[1]	The funded amounts for these instruments were paid in a prior period.

The nature of Vermilion’s operations results in exposure to fluctuations in commodity prices, interest rates and foreign currency exchange rates. Vermilion monitors and, when appropriate, uses derivative financial instruments to manage its exposure to these risks. All transactions of this nature entered into by Vermilion are related to an underlying financial position or to future petroleum and natural gas production. Vermilion does not use derivative financial instruments for speculative purposes. Vermilion has elected not to designate any of its price risk management activities as accounting hedges and thus accounts for changes to fair value in net earnings for the period. During the normal course of business, Vermilion may enter into fixed price arrangements to sell a portion of its production. Vermilion has elected to exempt these contracts from fair value accounting through the use of the normal purchase and sales exemption. Vermilion does not obtain collateral or other security to support its financial derivatives as management reviews the creditworthiness of the counterparty prior to entering into a derivative contract.

The impact of Vermilion’s derivative based risk management activities increased the fund flows netback for the twelve month period ended December 31, 2010 by $1.12 per boe ($1.34 per boe in the quarter). This compares to an increase of $0.47 per boe in 2009 ($0.50 per boe in the quarter).

ROYALTIES

	Three Months Ended		Twelve Months Ended
($M except per boe and per mcf)	Dec 31, 2010	Dec 31, 2009	Dec 31, 2010	Dec 31, 2009
Crude oil & NGLs	$29,181	$32,553	$79,093	$92,226
Per boe	$13.80	$18.75	$10.87	$12.80
Natural gas	98	2,040	4,416	5,406
Per mcf	$0.01	$0.33	$0.17	$0.21
Royalties	$29,279	$34,593	$83,509	$97,632
Per boe	$9.02	$12.53	$7.12	$8.52

Consolidated royalties per boe for the three and twelve month periods ended December 31, 2010 were $9.02 and $7.12, respectively (three and twelve month periods ended December 31, 2009, $12.53 and $8.52, respectively). As a percentage of revenue for the three and twelve month periods ended December 31, 2010, royalties were 14% and 11%, respectively (three and twelve month periods ended December 31, 2009, 19% and 15%, respectively).

In Australia, royalties as a percentage of revenue for the three and twelve month periods ended December 31, 2010 were 24% and 18%, respectively (three and twelve month periods ended December 31, 2009, 34% and 27%, respectively). Royalties are reduced by capital investment in the country and as such, royalties for the three and twelve month periods ended December 31, 2010 as a percentage of revenue decreased as compared to the same periods in the prior year as a result of higher levels of capital expenditures associated with the drilling of new wells in 2010. Pursuant to requirements under International Financial Reporting Standards, commencing in 2011, Vermilion will report royalties paid in Australia as an income tax. Please see International Financial Reporting Standards Transition in this document.

Canadian royalties as a percentage of revenue for the three month period ended December 31, 2010 decreased to 14% as compared to 18% for the same period in 2009. The decrease is largely attributable to changes in the Alberta royalty regime made in 2009 which impacted the wells drilled in 2010 coupled with the impact of lower gas volumes on royalty rates. The effect of gas cost allowance recoveries realized during the fourth quarter also contributed to the lower percentage for the three month period as compared to the same period in 2009. On a year to date basis, royalties as a percentage of revenue remained consistent at 15% compared to the same period in 2009. The impact of higher oil prices on royalty rates was offset by the effect of changes in the Alberta royalty regime made in 2009 which impacted the wells drilled in 2010 coupled with the impact of lower gas volumes on royalty rates.

In France, the primary portion of the royalties levied is based on units of production and therefore is not subject to changes in commodity prices. Accordingly, as commodity prices were higher for the three and twelve month periods ended December 31, 2010 compared to the same periods in 2009, royalties, as a percentage of revenue, decreased to 6% for both periods in 2010 (three and twelve month periods ended December 31, 2009, 7% and 8%, respectively).

Production in the Netherlands is not subject to royalties.

OPERATING EXPENSE

	Three Months Ended		Twelve Months Ended
($M except per boe and per mcf)	Dec 31, 2010	Dec 31, 2009	Dec 31, 2010	Dec 31, 2009
Crude oil & NGLs	$25,479	$25,228	$98,278	$91,338
Per boe	$12.05	$14.53	$13.50	$12.68
Natural gas	14,135	11,629	46,317	48,268
Per mcf	$2.08	$1.89	$1.73	$1.89
Operating expense	$39,614	$36,857	$144,595	$139,606
Per boe	$12.20	$13.35	$12.33	$12.18

Consolidated operating expense per boe for the three and twelve month periods ended December 31, 2010 was $12.20 and $12.33, respectively (three and twelve month periods ended December 31, 2009, $13.35 and $12.18, respectively).

Canadian operating expense on a per boe basis for the three month period ended December 31, 2010 has remained relatively consistent at $10.46 compared to $10.54 for the same period in 2009. Year to date operating expense for 2010 on a per boe basis decreased to $9.71 compared to $10.13 for the same period in 2009. The decrease is attributable to lower gas processing costs and higher operating fee recoveries partially offset by higher levels of downhole intervention spending.

France operating expense on a per boe basis decreased for the three month period ended December 31, 2010 to $13.91 compared to $14.28 for the same period in 2009. The decrease is primarily attributable to higher levels of production. Year to date operating expense for 2010 on a per boe basis increased to $14.02 compared to $12.40 for the same period in 2009. The increase is a result of higher levels of downhole maintenance spending in 2010 compared to 2009.

Australian operating expense on a per boe basis for the three month period ended December 31, 2010 decreased to $12.48 compared to $16.56 for the same period in 2009. The decrease is primarily a result of higher levels of production which reflects the impact of the three new lateral wells drilled and placed on production during 2010. The year to date operating expense for 2010 on a per boe basis increased to $15.66 compared to $13.82 for the same period in 2009. The increase is attributable to higher labour expenses combined with lower levels of production.

Netherlands operating expense on a per boe basis for the three and twelve month periods ended December 31, 2010 has decreased to $12.79 and $10.50, respectively (three and twelve month periods ended December 31, 2009, $13.41 and $14.78, respectively). The decreases are related to higher levels of production combined with lower fuel and electricity expenses.

TRANSPORTATION EXPENSE

	Three Months Ended		Twelve Months Ended
($M except per boe)	Dec 31, 2010	Dec 31, 2009	Dec 31, 2010	Dec 31, 2009
Transportation expense	$6,301	$6,422	$26,698	$18,939
Per boe	$1.94	$2.33	$2.28	$1.65

Transportation expense is a function of the point of legal transfer of the product and is dependent upon where the product is sold, product split, location of properties, as well as industry transportation rates that are driven by supply and demand of available transport capacity. For Canadian gas production, legal title transfers at the intersection of major pipelines whereas the majority of Vermilion’s Canadian oil production is sold at the wellhead. In France, the majority of Vermilion’s transportation expense is made up of shipping charges incurred in the Aquitaine Basin where oil production is transported by tanker from the Ambès terminal in Bordeaux to the refinery. In Australia, oil is sold at the Wandoo B Platform and in the Netherlands, gas is sold at the plant gate, resulting in no transportation expense relating to Vermilion’s production in these countries.

Transportation expense increased during twelve month period ended December 31, 2010 as a result of the ship or pay pipeline tariff charges related to the Corrib project being included in the 2010 results for a full year as compared to only a portion of 2009. As there is a ceiling on the total payments due in relation to the pipeline, these expenses essentially represent a prepayment for future pipeline transportation services.

GENERAL AND ADMINISTRATION EXPENSE

	Three Months Ended		Twelve Months Ended
($M except per boe)	Dec 31, 2010	Dec 31, 2009	Dec 31, 2010	Dec 31, 2009
General and administration expense	$12,675	$8,728	$42,842	$31,192
Per boe	$3.90	$3.16	$3.65	$2.72

General and administration expense per boe for the three and twelve month periods ended December 31, 2010 was $3.90 and $3.65, respectively (three and twelve month periods ended December 31, 2009, $3.16 and $2.72, respectively). The increases for both the three and twelve month periods is associated with the head office relocation as well as higher legal and advisory fees associated with various projects including the conversion from a trust to a corporation and a restructuring of Vermilion’s international holding companies that will result in a more efficient corporate structure.

EQUITY BASED COMPENSATION EXPENSE

	Three Months Ended		Twelve Months Ended
($M except per boe)	Dec 31, 2010	Dec 31, 2009	Dec 31, 2010	Dec 31, 2009
Equity based compensation expense	$13,232	$4,520	$28,170	$18,196
Per boe	$4.07	$1.64	$2.40	$1.59

Non-cash equity based compensation expense for the three and twelve month periods ended December 31, 2010 was $13.2 million and $28.2 million, respectively (three and twelve month periods ended December 31, 2009, $4.5 million and $18.2 million, respectively). This expense relates to the value attributable to long-term incentives granted to officers, employees and directors under the Vermilion Incentive Plan, formerly the Trust Unit Award Incentive Plan and Vermilion’s bonus plan. The year over year increase in equity based compensation expense reflects Vermilion’s achievement of a performance factor of two for 2010.

INTEREST EXPENSE

	Three Months Ended		Twelve Months Ended
($M except per boe)	Dec 31, 2010	Dec 31, 2009	Dec 31, 2010	Dec 31, 2009
Interest expense	$3,482	$3,870	$13,370	$13,268
Per boe	$1.07	$2.21	$1.14	$1.16

Interest expense for the three and twelve month periods ended December 31, 2010 was $3.5 million and $13.4 million, respectively (three and twelve month periods ended December 31, 2009, $3.9 million and $13.3 million, respectively). Interest expense for the fourth quarter of 2010 has decreased from the same period in 2009 due to lower facility fees. Interest for the twelve month period ended 2010 was consistent with the same period in 2009.

DEPLETION, DEPRECIATION AND ACCRETION EXPENSES

	Three Months Ended		Twelve Months Ended
($M except per boe)	Dec 31, 2010	Dec 31, 2009	Dec 31, 2010	Dec 31, 2009
Depletion, depreciation and accretion expenses	$81,551	$56,870	$271,556	$248,726
Per boe	$25.11	$20.59	$23.15	$21.71

Depletion, depreciation and accretion expenses per boe for the three and twelve month periods ended December 31, 2010 were $25.11 and $23.15, respectively (three and twelve month periods ended December 31, 2009, $20.59 and $21.71, respectively). These increases are due to the redemption of the remaining exchangeable shares pursuant to the corporate conversion which resulted in an increase to capital assets of $189.9 million.

TAXES

	Three Months Ended		Twelve Months Ended
($M except per boe)	Dec 31, 2010	Dec 31, 2009	Dec 31, 2010	Dec 31, 2009
Current taxes	$29,349	$3,684	$72,701	$29,429
Per boe	$9.04	$1.33	$6.20	$2.57

Vermilion is subject to current taxes in France, the Netherlands and Australia. Current taxes for the three and twelve month periods ended December 31, 2010 increased to $29.3 million and $72.7 million, respectively (three and twelve month periods ended December 31, 2009, $3.7 million and $29.4 million, respectively). The increases are attributable to the higher year over year revenue associated with increased levels of production and stronger oil prices as well as a one-time adjustment related to the elimination of a tax incentive program in France. As a result of Vermilion’s Canadian tax pools, the Company does not presently pay income taxes in Canada.

As at December 31, 2010, Vermilion had the following tax pools:

($M)	Oil & Gas Assets		Tax Losses(5)	Other	Total
Canada	$539,625	(1)	$343,254	$10,528	$893,407
France	86,972	(3)	-	-	86,972
Australia	214,590	(1)	-	-	214,590
Netherlands	32,169	(2)	-	-	32,169
Ireland	557,064	(4)	99,927	-	656,991
Total	$1,430,420		$443,181	$10,528	$1,884,129

(1)	Deduction calculated by various declining balance rates
(2)	Deduction calculated by unit of production method
(3)	Deduction calculated by combination of straight-line over the assets life and unit of production method
(4)	Deduction for development expenditures at 100%
(5)	Losses are deductible at 100% against taxable income

FOREIGN EXCHANGE

	Three Months Ended		Twelve Months Ended
($M except per boe)	Dec 31, 2010	Dec 31, 2009	Dec 31, 2010	Dec 31, 2009
Foreign exchange (gain)	$(13,794)	$(13,386)	$(26,132)	$(39,894)
Per boe	$(4.24)	$(5.65)	$(2.23)	$(3.48)

During the twelve months ended December 31, 2010, a combined realized and unrealized foreign exchange gain of $26.1 million was recognized versus $39.9 million in 2009. The gain in 2010 is comprised of a realized gain of $5.6 million associated with cash repatriations and an unrealized, non-cash gain of $20.5 million. The unrealized gain in 2010 is largely related to the translation of foreign currency denominated future income taxes and asset retirement obligations to Canadian dollars. Since December 31, 2009, the Canadian dollar has strengthened against the Euro resulting in this unrealized gain.

NET EARNINGS

Net earnings for the three and twelve month periods ended December 31, 2010 were $15.8 million or $0.18 per share and $111.3 million or $1.34 per share, respectively (three and twelve month periods ended December 31, 2009, $122.9 million or $1.60 per share and $185.5 million or $2.56 per share, respectively). The decrease in earnings for both the three and twelve month periods ended December 31, 2010 is largely related to the absence of the gain on sale of Verenex as well as higher income tax expense during 2010 as compared to 2009.

SUMMARY OF QUARTERLY RESULTS

($M except per share)	Q4/10	Q3/10	Q2/10	Q1/10	Q4/09	Q3/09	Q2/09	Q1/09
Petroleum and natural
gas revenue	$216,426	$172,253	$169,545	$169,581	$180,544	$150,183	$162,788	$146,236
Net earnings	$15,817	$8,911	$44,027	$42,508	$122,900	$17,834	$24,880	$19,884
Net earnings per share
Basic	$0.18	$0.11	$0.55	$0.53	$1.60	$0.25	$0.35	$0.28
Diluted	$0.18	$0.10	$0.54	$0.53	$1.59	$0.25	$0.35	$0.28

LIQUIDITY AND CAPITAL RESOURCES

Vermilion’s net debt as at December 31, 2010 was $300.4 million compared to $120.4 million as at December 31, 2009.

As at December 31, 2010, Vermilion had a syndicated revolving credit facility allowing for maximum borrowings of $675 million. The revolving period under the revolving credit facility is expected to expire in June 2011 and may be extended for an additional period of up to 364 days at the option of the lenders. If the lenders do not extend the term of the revolving facility, the amounts outstanding become repayable 24 months after the expiry of the revolving period. Various borrowing options are available under the facility including prime rate based advances and bankers’ acceptance loans.

The revolving credit facility is secured by various fixed and floating charges against subsidiaries of Vermilion. Under the terms of the revolving credit facility, Vermilion must maintain a ratio of total borrowings under the facility to consolidated earnings before interest, income taxes, depreciation, accretion and certain other non-cash items of not greater than 3.0.

The amount available to Vermilion under the facility is reduced by outstanding letters of credit associated with Vermilion’s operations totalling $1.9 million as at December 31, 2010.

Effective January 15, 2010, Vermilion reinstated the dividend reinvestment plan. Cash flows from financing activities for the twelve months ended December 31, 2010 included cash flows related to the issuance of shares pursuant to the dividend reinvestment plan of $40.8 million and there were no proceeds related to the program in 2009.

On February 10, 2011, Vermilion closed a private placement offering of $225 million of senior unsecured notes. The notes bear interest at a rate of 6.5% per annum and will mature on February 10, 2016. As direct senior unsecured obligations of Vermilion, the notes will rank pari passu with all other present and future unsecured and unsubordinated indebtedness of the Company. Concurrent with the issuance of the notes, the Company’s credit facility was reduced from $675 million to $635 million.

RECLAMATION FUND

After an extensive review, Vermilion concluded that the reclamation fund assets would be more effectively employed supporting Vermilion’s operations. In July 2010, the reclamation fund assets were liquidated and the proceeds were initially used to reduce outstanding bank indebtedness and will ultimately help support Vermilion’s capital programs. Vermilion will fund future reclamation costs out of current resources as they become due, consistent with standard industry practice.

ASSET RETIREMENT OBLIGATIONS

As at December 31, 2010, Vermilion’s asset retirement obligations were $274.6 million compared to $237.1 million as at December 31, 2009. The increase is largely attributable to a change in estimate stemming from the availability of better data associated with the abandonment obligations for Vermilion’s Netherlands operations as well as accretion on the obligation partially offset by the impact of exchange rates on foreign currency denominated obligations.

DIVIDENDS

Sustainability of Dividends

	Three Months Ended	Twelve Months Ended	Year Ended	Year Ended
($M)	Dec 31, 2010	Dec 31, 2010	Dec 31, 2009	Dec 31, 2008
Cash flows from operating activities	$127,191	$421,282	$230,316	$660,135
Net earnings	$15,817	$111,263	$185,498	$229,189
Dividends declared	$50,664	$189,744	$166,385	$158,674
Excess of cash flows from operating activities
over cash dividends declared	$76,527	$231,538	$63,931	$501,461
(Shortfall) excess of net earnings over cash
dividends declared	$(34,847)	$(78,481)	$19,113	$70,515

Vermilion maintained monthly dividends at $0.19 per share for the three and twelve month periods ended December 31, 2010 and declared dividends totalling $189.7 million in 2010 compared to $166.4 million in 2009.

Excess cash flows from operating activities over cash dividends declared are used to fund capital expenditures, asset retirement costs and debt repayments. The current year shortfalls of net earnings over dividends declared is a result of non-cash charges such as depletion, depreciation and accretion which have no immediate impact on dividend sustainability.

Vermilion’s policy with respect to dividends is to be conservative and retain a low payout ratio when comparing dividends to fund flows from operations. During low price commodity cycles, Vermilion will initially maintain dividends and allow the payout ratio to rise. Should low commodity price cycles remain for an extended period of time, Vermilion will evaluate the necessity to change the level of dividends, taking into consideration capital development requirements, debt levels and acquisition opportunities.

Over the next two years, the Corrib and Cardium projects will require a significant capital investment by Vermilion. As such, Vermilion’s fund flows from operations may not be sufficient during this period to fund cash dividends, capital expenditures and asset retirement costs. Vermilion currently intends to finance any shortfall primarily with debt.

Since Vermilion’s conversion to a trust in January 2003, the distribution remained at $0.17 per unit per month until it was increased to $0.19 per unit per month in December 2007. Effective September 1, 2010, Vermilion converted to a dividend paying corporation and dividends have remained at $0.19 per share per month.

SHAREHOLDERS’ EQUITY

During the year ended December 31, 2010, 9,475,214 shares were issued pursuant to the conversion of exchangeable shares, the dividend reinvestment plan and Vermilion’s equity based compensation programs. Shareholders’ capital increased by $334.3 million as a result of the issuance of those shares.

As at December 31, 2010, there were 88,998,242 shares outstanding. As at February 28, 2011, there were 89,177,604 shares outstanding.

NON-CONTROLLING INTEREST – EXCHANGEABLE SHARES

Vermilion had previously recorded non-controlling interest attributed to the issued and outstanding exchangeable shares.

The non-controlling interest on the consolidated balance sheets represented the book value of exchangeable shares plus accumulated earnings attributable to the outstanding exchangeable shares. The reduction in net income represented the net income attributable to the exchangeable shareholders for the period. As the exchangeable shares were converted to common shares, shareholders’ capital was increased for the fair value of Vermilion shares issued.

In connection with the corporate conversion, Vermilion issued 7,586,546 common shares in exchange for the remaining 4,006,753 exchangeable shares in Vermilion Resources Ltd. based on an exchange ratio of 1.89344. The conversion of exchangeable shares was recorded as an acquisition of the non-controlling interest at fair value. The fair value of the common shares issued in consideration for the non-controlling interest represented by the exchangeable shares was $270.6 million. The difference between that amount and the carrying value of the non-controlling interest of $109.0 million resulted in increases to capital assets of $189.9 million, goodwill of $31.7 million and future income tax liability of $60.0 million.

RISK MANAGEMENT

Vermilion is exposed to various market and operational risks. For a detailed discussion of these risks, please see Vermilion’s 2010 Annual Report which will be available on SEDAR at www.sedar.com on or before March 31, 2011.

CRITICAL ACCOUNTING ESTIMATES

Vermilion’s financial and operating results contain estimates made by management in the following areas:

i.	Capital expenditures are based on estimates of projects in various stages of completion;
ii.	Revenues, royalties and operating costs include accruals based on estimates of management;
iii.	Fair value of derivative instruments are based on estimates that are subject to the fluctuation of commodity prices and foreign exchange rates;
iv.	Depletion, depreciation and accretion are based on estimates of oil and gas reserves that Vermilion expects to recover in the future;
v.	Asset retirement obligations are based on estimates of future costs and the timing of expenditures;
vi.	The future recoverable value of capital assets and goodwill are based on estimates that Vermilion expects to realize;
vii.	Equity compensation expense is determined using accepted fair value approaches which rely on historical data and certain estimates made by management; and
viii.	The amount recorded as due to the vendor pursuant to the Corrib acquisition is dependent on management’s estimate of the timing of first gas.

OFF BALANCE SHEET ARRANGEMENTS

Vermilion has certain lease agreements that are entered into in the normal course of operations. All leases are operating leases and accordingly no asset or liability value has been assigned in the balance sheet as of December 31, 2010.

Vermilion uses a variety of derivatives including puts, calls and forward purchase contracts to manage the risks associated with fluctuating commodity prices and exchange rates. Vermilion does not obtain collateral or other security to support its financial derivatives as Vermilion reviews the creditworthiness of the counterparty prior to entering into a derivative contract.

Vermilion has not entered into any guarantee or off balance sheet arrangements that would adversely impact Vermilion’s financial position or results of operations.

INTERNAL CONTROL OVER FINANCIAL REPORTING

There was no change in Vermilion’s internal control over financial reporting that occurred during the period covered by this MD&A that has materially affected, or is reasonably likely to materially affect, its internal control over financial reporting.

INTERNATIONAL FINANCIAL REPORTING STANDARDS (“IFRS”) TRANSITION

Background

Publicly accountable enterprises such as Vermilion must begin to report their financial results under IFRS in 2011. Accordingly, in 2008, Vermilion formed an internal IFRS transition team and retained the services of a large international public accounting firm to advise Vermilion on its IFRS conversion program. Initially, the transition team focused on completing a scoping diagnostic to determine the areas of significant difference between Canadian GAAP and IFRS and the related reporting and information system issues. Since completing the scoping diagnostic, Vermilion’s transition team has drafted accounting policy papers which are reviewed by the advising public accounting firm.

Project Status

Vermilion is currently finalizing its IFRS accounting policies and the Company has actively worked with peer entities to select, when appropriate and practicable, consistent accounting policies in an effort to preserve comparability. Vermilion remains focused on the transition to IFRS and is preparing financial statements under both Canadian GAAP and IFRS for 2010 to provide for comparative financial statements after the official changeover in 2011.

The following discussion provides additional information on Vermilion’s IFRS conversion. The company cannot guarantee that this information will not change before Vermilion’s first IFRS financial statements are issued.

Opening Balance Sheet under IFRS

The following table summarizes Vermilion’s consolidated balance sheet as at January 1, 2010 under Canadian GAAP and the adjustments required to conform with IFRS. These figures are unaudited and subject to change.

($M)	Canadian GAAP January 1, 2010	IFRS Adjustments	IFRS January 1, 2010
ASSETS
Current	$256,886	$-	$256,886
Non-current	1,827,790	17,855	1,845,645
	$2,084,676	$17,855	$2,102,531
LIABILITIES
Current	$217,563	$4,089	$221,652
Non-current (includes non-controlling interest)	827,823	283,576	1,111,399
SHAREHOLDERS’ EQUITY	1,039,290	(269,810)	769,480
	$2,084,676	$17,855	$2,102,531

In general, the changes associated with IFRS impact the accounting for non-cash items. Accordingly, Vermilion believes that most of its key performance measures such as fund flows from operations, net debt and capital expenditures, will be minimally impacted by the transition to IFRS.

Accounting for Capital Assets Including Impairment

There are a number of significant differences associated with accounting for capital assets under IFRS versus Canadian GAAP which will impact Vermilion. Under Canadian GAAP’s full-cost accounting, expenditures related to oil and gas assets are aggregated on a country-by-country basis for depletion and impairment testing purposes. Under IFRS, the unit of account for both depletion (“depletion units”) and impairment testing (“cash generating units”) must be significantly smaller and accordingly, non-cash impairments are more likely under IFRS than under Canadian GAAP full-cost accounting. In addition, Canadian GAAP specifies a two part impairment test approach which is designed to reduce the frequency of impairment writedowns. IFRS does not permit this two part approach and instead a company must determine the recoverable amount of an asset when there are indications that it may be impaired. Unlike Canadian GAAP, IFRS generally requires that impairments be reversed in future periods if the recoverable amount of an asset increases beyond its carrying amount (as a result of increased commodity prices, for example). At present, Vermilion has identified a total of 72 depletion units and 12 cash generating units.

Vermilion intends to calculate depletion under IFRS using proved plus probable reserves as the reserve base. Under Canadian GAAP, depletion must be calculated using proved reserves. Vermilion believes this approach better reflects the fact that the balance sheet includes costs that are attributable to probable reserves. The effect of the change is a decrease in depletion expense of approximately 20 to 25%.

On July 23, 2009, the International Accounting Standards Board (“IASB”) issued amendments to IFRS 1, “First-time Adoption of International Financial Reporting Standards” that greatly reduced the amount of effort required upon transition to IFRS for entities such as Vermilion that have historically applied the full-cost method of accounting. Under the amendment, Canadian GAAP full cost pools are allocated to smaller units of account at the transition date of January 1, 2010 based on either reserve volumes or values and, currently, Vermilion intends to rely on this exemption and perform this allocation based on reserve values.

Vermilion’s current accounting systems and processes are capable of accounting for capital assets at the more detailed level required under IFRS.

Functional Currency

Under Canadian GAAP, Vermilion concluded that the functional currency of its foreign operating subsidiaries is the Canadian dollar. As a result of differences in the requirements for functional currency determination, Vermilion has concluded that under IFRS, the functional currency of its foreign operating subsidiaries will be their local currencies. As a consequence of this change, gains and losses related to the translation of the financial statements of these subsidiaries will be recorded through other comprehensive income and will not impact net income. In addition, the capital asset accounts of Vermilion’s foreign operating subsidiaries will be translated to Canadian dollars at the foreign exchange rates in effect at the balance sheet date whereas presently, these capital asset accounts are translated at historical rates of exchange.

Income Taxes

Vermilion has evaluated the differences between International Accounting Standard 12, “Income Taxes” and the relevant Canadian GAAP requirements and has concluded that the impact on the deferred tax accounting will be minimal.

Vermilion has concluded that under IFRS, Petroleum Resource Rent Tax (“PRRT”) paid in Australia will be classified as an income tax whereas under Canadian GAAP, Vermilion presents PRRT as a royalty. Vermilion will also be required to record deferred taxes related to PRRT.

Accounting for Trust Units and Exchangeable Shares

In Canada, units issued by investment trusts are redeemable by unitholders and under IFRS, unless certain specific criteria are met to receive an exemption, redeemable securities cannot be classified as permanent equity. Although Vermilion converted to a corporation in September 2010, Vermilion needed to determine if it met the criteria for this exemption to conclude on the appropriate presentation for the pre-conversion period. After reviewing this issue, Vermilion believes it meets the required criteria to present its trust units as equity for the period prior to the corporate conversion.

Vermilion has concluded that this exemption does not extend to its exchangeable shares and accordingly, the exchangeable shares will be presented as a liability carried at market value for the period prior to the corporate conversion. This difference will result in a reduction to retained earnings upon transition to IFRS of approximately $117.2 million.

Equity Based Compensation

Vermilion believes that, under IFRS, the redemption feature associated with the trust units require it to present the recognized, but unvested value of equity based compensation awards as a liability through the date of the corporate conversion. The carrying amount of the liability will be remeasured at each reporting date and will be based on the market value of the underlying trust units. The changes in the liability will be reflected as a non-cash expense or recovery in the statement of earnings. Upon conversion to a corporation, the outstanding liability is reclassified to contributed surplus and subsequent changes in Vermilion’s share price will not impact total compensation expense recognized.

Under IFRS, Vermilion will estimate the amount of forfeitures expected in relation to its equity based compensation plan and will reflect such estimates in the related expense. Under Canadian GAAP, forfeitures are accounted for as they occur.

Asset Retirement Obligations

The basic fundamental premise underlying the accounting for asset retirement obligations is consistent between Canadian GAAP and IFRS, however under the latter, the liability is remeasured at each reporting date using the current risk free interest rate. As Vermilion is electing to use the IFRS 1 deemed cost accounting exemption noted above, upon transition Vermilion will recognize its asset retirement obligations at the amounts required under IFRS and will record the difference between those amounts, and the Canadian GAAP values, against retained earnings. At present, it is unclear if IFRS permits the inclusion of an adjustment for credit risk as is required under Canadian GAAP. If the asset retirement obligations are measured using a risk-free discount rate excluding an adjustment for credit risk, the impact would be an increase in the liability and a decrease to retained earnings of $137.6 million. The summarized opening balance sheet presented reflects the use of a risk-free rate that excludes credit risk.

Revenue

Under IFRS, Vermilion has concluded that it is appropriate to present revenue net of royalties on the income statement. Vermilion will continue to disclose revenue, gross of royalties, as a non-GAAP measure in its MD&A and in its netback calculations.

Issues Associated with the Initial Adoption of IFRS

In addition to the IFRS 1 deemed cost accounting exemption, Vermilion has concluded that it will use additional exemptions associated with business combinations and cumulative translation differences related to the change in the functional currency of Vermilion’s operating subsidiaries as described above.

As noted previously, Vermilion has conducted a review of its accounting systems and processes and, as a result of various upgrades that have been completed over recent years, Vermilion’s current systems and processes will accommodate the transition to IFRS.

Vermilion has established internal controls associated with the IFRS transition which include approvals at various stages of the project and Vermilion continues to work closely with its advising public accounting firm in relation to the IFRS conversion.

ABBREVIATIONS

bbl(s)	barrel(s)
mbbls	thousand barrels
bbls/d	barrels per day
mcf	thousand cubic feet
mmcf	million cubic feet
bcf	billion cubic feet
mcf/d	thousand cubic feet per day
mmcf/d	million cubic feet per day
boe	barrels of oil equivalent of natural gas and crude oil on the basis of one boe for six mcf of natural gas
mboe	thousand barrels of oil equivalent
mmboe	million barrels of oil equivalent
boe/d	barrels of oil equivalent per day
CBM	coalbed methane
NGLs	natural gas liquids
GJ/d	Gigajoules per day
WTI	West Texas Intermediate, the reference price paid in U.S. dollars at Cushing, Oklahoma for crude oil of standard grade
$M	thousand dollars
$MM	million dollars

NETBACKS (6:1)							Three Months	Twelve Months
							Ended	Ended
	Three Months Ended Dec 31/10			Twelve Months Ended Dec 31/10			Dec 31/09	Dec 31/09
	Oil &	Natural		Oil &	Natural
	NGLs	Gas	Total	NGLs	Gas	Total	Total	Total
	$/bbl	$/mcf	$/boe	$/bbl	$/mcf	$/boe	$/boe	$/boe
Canada
Price	$76.09	$4.00	$45.26	$73.31	$4.54	$44.04	$41.51	$35.83
Realized hedging gain or loss	-	0.41	1.44	-	0.36	1.36	-	-
Royalties	(15.10)	(0.02)	(6.22)	(15.39)	(0.27)	(6.65)	(7.45)	(5.25)
Transportation	(1.63)	(0.22)	(1.44)	(1.79)	(0.22)	(1.49)	(1.30)	(1.27)
Operating costs	(9.18)	(1.89)	(10.46)	(9.53)	(1.64)	(9.71)	(10.54)	(10.13)
Operating netback	$50.18	$2.28	$28.58	$46.60	$2.77	27.55	$22.22	$19.18
France
Price	$85.53	$10.93	$85.10	$80.66	$9.74	$80.26	$75.17	$66.09
Realized hedging gain or loss	3.53	-	3.45	2.44	-	2.40	1.79	1.75
Royalties	(5.40)	(0.27)	(5.32)	(5.23)	(0.17)	(5.15)	(5.40)	(5.36)
Transportation	(3.15)	-	(3.09)	(3.49)	-	(3.43)	(2.86)	(3.47)
Operating costs	(13.23)	(7.56)	(13.91)	(13.66)	(5.58)	(14.02)	(14.28)	(12.40)
Operating netback	$67.28	$3.10	$66.23	$60.72	$3.99	$60.06	$54.42	$46.61
Netherlands
Price	$131.14	$7.97	$48.26	$71.32	$7.05	$42.53	$43.04	$52.79
Operating costs	-	(2.14)	(12.79)	-	(1.76)	(10.50)	(13.41)	(14.78)
Operating netback	$131.14	$5.83	$35.47	$71.32	$5.29	$32.03	$29.63	$38.01
Australia
Price	$86.23	$-	$86.23	$81.86	$-	$81.86	$101.62	$75.91
Royalties	(20.68)	-	(20.68)	(14.73)	-	(14.73)	(34.88)	(20.65)
Operating costs	(12.48)	-	(12.48)	(15.66)	-	(15.66)	(16.56)	(13.82)
Operating netback	$53.07	$-	$53.07	$51.47	$-	$51.47	$50.18	$41.44
Total Company
Price	$83.88	$5.74	$66.64	$79.54	$5.58	$62.06	$65.38	$55.83
Realized hedging gain or loss	1.31	0.23	1.34	1.02	0.21	1.12	0.50	0.47
Royalties	(13.80)	(0.01)	(9.02)	(10.87)	(0.17)	(7.12)	(12.53)	(8.52)
Transportation	(1.52)	(0.46)	(1.94)	(1.84)	(0.50)	(2.28)	(2.33)	(1.65)
Operating costs	(12.05)	(2.08)	(12.20)	(13.50)	(1.73)	(12.33)	(13.35)	(12.18)
Operating netback	$57.82	$3.42	$44.82	$54.35	$3.39	$41.45	$37.67	$33.95
General and administration			(3.90)			(3.65)	(3.16)	(2.72)
Interest			(1.07)			(1.14)	(2.21)	(1.16)
Realized foreign exchange			0.02			0.48	2.09	(0.04)
Other income			0.01			0.05	0.01	-
Proceeds on sale of investments			-			-	0.97	0.23
Current taxes			(9.04)			(6.20)	(1.33)	(2.57)
Fund flows netback			$30.84			$30.99	$34.04	$27.69
Depletion, depreciation and accretion			(25.11)			(23.15)	(20.59)	(21.71)
Future income taxes			4.80			4.72	4.85	2.70
Other income or loss			(0.02)			(0.26)	(0.91)	0.47
Unrealized foreign exchange			4.22			1.75	3.56	3.52
Non-controlling interest – exchangeable shares			-			(0.70)	(4.26)	(1.57)
Equity in affiliate			-			-	29.14	6.75
Unrealized gain or loss on derivative instruments			(5.79)			(1.45)	0.31	(0.08)
Equity based compensation			(4.07)			(2.40)	(1.64)	(1.59)
Earnings netback			$4.87			$9.50	$44.50	$16.18

The above table includes non-GAAP measures which may not be comparable to other companies. Please see “Non-GAAP Measures” under MD&A section for further discussion.

CONSOLIDATED BALANCE SHEETS
(THOUSANDS OF CANADIAN DOLLARS, UNAUDITED)

	December 31, 2010	December 31, 2009
ASSETS
Current
Cash and cash equivalents	$145,623	$99,066
Short-term investments	15,132	15,895
Accounts receivable	147,329	117,051
Crude oil inventory	10,707	5,235
Derivative instruments	10,249	8,217
Prepaid expenses and other	11,157	11,422
Future income taxes	2,902	-
	343,099	256,886
Derivative instruments	942	7,896
Future income taxes	151,477	119,714
Long-term investments	3,108	4,342
Goodwill	51,589	19,840
Reclamation fund	-	69,003
Capital assets	2,031,501	1,606,995
	$2,581,716	$2,084,676

LIABILITIES
Current
Accounts payable and accrued liabilities	$253,086	$197,633
Dividends or distributions payable	16,910	15,109
Derivative instruments	12,143	1,772
Income taxes payable	58,795	2,366
Future income taxes	-	683
	340,934	217,563
Derivative instruments	1,767	-
Long-term debt	302,558	159,723
Amount due pursuant to acquisition	114,349	111,402
Asset retirement obligations	274,560	237,110
Future income taxes	246,982	218,764
	1,281,150	944,562
Non-controlling interest - exchangeable shares	-	100,824

SHAREHOLDERS’ OR UNITHOLDERS’ EQUITY
Shareholders’ capital	1,045,930	-
Unitholders’ capital	-	711,667
Contributed surplus	39,841	30,413
Retained earnings	214,795	297,210
	1,300,566	1,039,290
	$2,581,716	$2,084,676

CONSOLIDATED STATEMENTS OF EARNINGS, COMPREHENSIVE INCOME AND RETAINED EARNINGS
(THOUSANDS OF CANADIAN DOLLARS, EXCEPT SHARE OR UNIT AND PER SHARE OR UNIT AMOUNTS, UNAUDITED)

	Three Months Ended		Twelve Months Ended
	December 31, 2010	December 31, 2009	December 31, 2010	December 31, 2009
REVENUE
Petroleum and natural gas revenue	$216,426	$180,544	$727,805	$639,751
Royalties	(29,279)	(34,593)	(83,509)	(97,632)
	187,147	145,951	644,296	542,119
EXPENSES AND OTHER EXPENSE (INCOME)
Operating	39,614	36,857	144,595	139,606
Transportation	6,301	6,422	26,698	18,939
Equity based compensation	13,232	4,520	28,170	18,196
Loss (gain) on derivative instruments	14,460	(2,249)	3,906	(4,526)
Interest	3,482	3,870	13,370	13,268
General and administration	12,675	8,728	42,842	31,192
Foreign exchange (gain)	(13,794)	(13,386)	(26,132)	(39,894)
Other expense (income)	38	(188)	2,469	(8,021)
Depletion, depreciation and accretion	81,551	56,870	271,556	248,726
	157,559	101,444	507,474	417,486
EARNINGS BEFORE INCOME TAXES AND OTHER ITEMS	29,588	44,507	136,822	124,633

INCOME TAXES
Future	(15,578)	(13,381)	(55,383)	(30,963)
Current	29,349	3,684	72,701	29,429
	13,771	(9,697)	17,318	(1,534)
OTHER ITEMS
Non-controlling interest – exchangeable shares	-	11,777	8,241	17,977
(Gain) related to equity method investment	-	(80,473)	-	(77,308)
	-	(68,696)	8,241	(59,331)
NET EARNINGS AND COMPREHENSIVE INCOME	15,817	122,900	111,263	185,498
Retained earnings, beginning of period	249,642	219,329	297,210	280,959
Distributions declared	-	(45,019)	(122,236)	(166,385)
Dividends declared	(50,664)	-	(67,508)	-
Equity-settled distributions on vested equity awards	-	-	(3,934)	(2,862)

RETAINED EARNINGS, END OF PERIOD	$214,795	$297,210	$214,795	$297,210

NET EARNINGS PER SHARE OR UNIT
Basic	$0.18	$1.60	$1.34	$2.56
Diluted	$0.18	$1.59	$1.32	$2.53

WEIGHTED AVERAGE SHARES OR UNITS OUTSTANDING
Basic	88,832,303	76,685,018	83,155,116	72,405,606
Diluted	90,272,629	84,659,411	84,497,279	80,569,607

CONSOLIDATED STATEMENTS OF CASH FLOWS
(THOUSANDS OF CANADIAN DOLLARS, UNAUDITED)

	Three Months Ended		Twelve Months Ended
	December 31, 2010	December 31, 2009	December 31, 2010	December 31, 2009
OPERATING
Net earnings	$15,817	$122,900	$111,263	$185,498
Adjustments:
Depletion, depreciation and accretion	81,551	56,870	271,556	248,726
Change in unrealized gains and losses and accruals
relating to derivative contracts	18,812	(865)	17,060	863
Equity based compensation	13,232	4,520	28,170	18,196
(Gain) related to equity method investment	-	(80,473)	-	(77,308)
Unrealized foreign exchange (gain)	(13,718)	(9,842)	(20,509)	(40,374)
Non-controlling interest – exchangeable shares	-	11,777	8,241	17,977
Change in unrealized gains and losses and accruals
included in other expense (income) relating to
investments	61	(160)	3,089	(8,052)
Proceeds from held for trading investments	-	2,674	-	2,674
Future income taxes	(15,578)	(13,381)	(55,383)	(30,963)
	100,177	94,020	363,487	317,237
Asset retirement obligations settled	(5,110)	(4,854)	(6,861)	(10,139)
Changes in non-cash operating working capital	32,124	(4,982)	64,656	(76,782)
Cash flows from operating activities	127,191	84,184	421,282	230,316

INVESTING
Drilling and development of petroleum and natural gas properties	(105,435)	(75,458)	(432,182)	(194,666)
Acquisition of petroleum and natural gas properties	(2,219)	(16,914)	(6,655)	(159,536)
Proceeds from (purchase of) short-term investments	20,041	(4,293)	64,889	(6,404)
Long-term investment	-	136,479	-	136,479
Withdrawals from the reclamation fund	-	-	812	-
Changes in non-cash investing working capital	(12,551)	1,075	14,073	(1,631)
Cash flows (used in) from investing activities	(100,164)	40,889	(359,063)	(225,758)

FINANCING
Increase (decrease) in long-term debt	52,701	(216,000)	142,700	(37,053)
Issue of trust units for cash	-	237,478	-	240,178
Issue of common shares or trust units pursuant to the
dividend or distribution reinvestment plans	13,467	-	40,824	-
Cash distributions	-	(43,478)	(121,966)	(164,616)
Cash dividends	(50,598)	-	(65,977)	-
Cash flows from (used in) financing activities	15,570	(22,000)	(4,419)	38,509
Foreign exchange (loss) on cash held in foreign currencies	(4,399)	(6,683)	(11,243)	(11,232)

Net change in cash and cash equivalents	38,198	96,390	46,557	31,835
Cash and cash equivalents, beginning of period	107,425	2,676	99,066	67,231
Cash and cash equivalents, end of period	$145,623	$99,066	$145,623	$99,066

Supplementary information - cash payments
Interest paid	$2,908	$3,086	$13,585	$12,301
Income taxes paid	$3,433	$4,097	$16,272	$84,686

CONTACT:
Vermilion Energy Inc.
Lorenzo Donadeo, President & CEO;
Curtis W. Hicks, C.A., Executive VP & CFO; and/or
Paul Beique, Vice President Capital Markets
403-269-4884
IR TOLL FREE: 1-866-895-8101
investor_relations@vermilionenergy.com
www.vermilionenergy.com